UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      -------------------------------

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.    )*

                              VistaCare, Inc.
-----------------------------------------------------------------------------
                                      (Name of Issuer)

              Class A Common Stock, par value $0.01 per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 92839Y109
-----------------------------------------------------------------------------
                               (CUSIP Number)

                             December 31, 2002
-----------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               |_|   Rule 13d-1(b)
               |_|   Rule 13d-1(c)
               |X|   Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92839Y109               13G          PAGE 2 OF 8 PAGES


1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        FFC Partners I, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (See Instructions)     (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               3,826,479

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             3,826,479

                 8  SHARED DISPOSITIVE POWER



9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,826,479

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                  [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        24.8%

12  TYPE OF REPORTING PERSON (See Instructions)

        PN

CUSIP No. 92839Y109               13G          PAGE 3 OF 8 PAGES


1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        FFC Executive Partners I, L.P.
        TIN: 06-1477466

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (See Instructions)     (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               158,308

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             158,308

                 8  SHARED DISPOSITIVE POWER



9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        158,308

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                  [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        1.0%

12  TYPE OF REPORTING PERSON (See Instructions)

        PN

CUSIP No. 92839Y109               13G          PAGE 4 OF 8 PAGES


1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Ferrer Freeman & Company, LLC
        TIN: 06-1433502

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (See Instructions)     (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Connecticut

  NUMBER OF      5  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           3,984,787

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH

                 8  SHARED DISPOSITIVE POWER

                        3,984,787

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,984,787

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                  [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        25.8%

12  TYPE OF REPORTING PERSON (See Instructions)

        OO

                                SCHEDULE 13G


ITEM 1(A).     NAME OF ISSUER:

               VistaCare, Inc. (the "Issuer")

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               8125 N. Hayden Road
               Suite 300
               Scottsdale, AZ 85258

ITEM 2(A).     NAME OF PERSON FILING:

               This Schedule 13G is filed by FFC Partners I, L.P. ("FFC I"), FFC Executive Partners I, L.P. ("FFC EP I"), and Ferrer Freeman & Company, LLC ("FFC") (the "Reporting Persons"). FFC is the General Partner of FFC I and FFC EP I.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The principal business address of each of the Reporting
               Persons is:

               The Mill
               10 Glenville Street
               Greenwich, CT 06831

ITEM 2(C).     CITIZENSHIP:

               FFC I and FFC EP I are Delaware limited partnerships. FFC is a Connecticut limited liability company.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Class A Common Stock, par value $0.01 per share ("Common
               Stock")

ITEM 2(E).     CUSIP NUMBER:

               92839Y109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

               (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

               (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

               (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

               (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.        OWNERSHIP

               The percentages reported herein are based on there having been 15,456,595 shares of Common Stock outstanding on December 31, 2002, as reported in the Prospectus pursuant to Rule 424(b)(1) filed by the Issuer on December 18, 2002.

     FFC I
     -----

     (a)  Amount beneficially owned: 3,826,479

     (b)  Percent of class:  Approximately 24.8%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 3,826,479

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of:
                3,826,479

          (iv)  Shared power to dispose or to direct the disposition of:

     FFC EP I
     --------

     (a)  Amount beneficially owned: 158,308

     (b)  Percent of class:  Approximately 1.0%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 158,308

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of: 158,308

          (iv)  Shared power to dispose or to direct the disposition of:

     FFC
     ---

      (a) Amount beneficially owned: 3,984,787

      (b) Percent of class:  Approximately 25.8%

      (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:

          (ii)  Shared power to vote or to direct the vote:  3,984,787

          (iii) Sole power to dispose or to direct the disposition of:

          (v)   Shared power to dispose or to direct the disposition of:
                3,984,787

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.

ITEM 10.       CERTIFICATIONS.

               Not Applicable.

                               SIGNATURE PAGE
                               --------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2003

                                 FFC PARTNERS I, L.P.

                                 By:  FERRER FREEMAN & COMPANY,
                                      LLC, its General Partner

                                 By:  /s/ Tricia A. Summers
                                    -------------------------------------
                                    Name:  Tricia A. Summers
                                    Title: Member


                                 FFC EXECUTIVE PARTNERS I, L.P.

                                 By:  FERRER FREEMAN & COMPANY,
                                      LLC, its General Partner

                                 By:  /s/ Tricia A. Summers
                                    -------------------------------------
                                    Name:  Tricia A. Summers
                                    Title: Member


                                 FERRER FREEMAN & COMPANY, LLC

                                 By:  /s/ Tricia A. Summers
                                    -------------------------------------
                                    Name:  Tricia A. Summers
                                    Title: Member

                                                                  Exhibit A
                                                                  ---------

                           Joint Filing Agreement
                           ----------------------

     In accordance with Rule 13d-1(k) of Regulation 13D of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of VistaCare, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement as of the 4th day of February, 2003.

                                 FFC PARTNERS I, L.P.

                                 By:  FERRER FREEMAN & COMPANY,
                                      LLC, its General Partner

                                 By:  /s/ Tricia A. Summers
                                    -------------------------------------
                                    Name:  Tricia A. Summers
                                    Title: Member


                                 FFC EXECUTIVE PARTNERS I, L.P.

                                 By:  FERRER FREEMAN & COMPANY,
                                      LLC, its General Partner

                                 By:  /s/ Tricia A. Summers
                                    -------------------------------------
                                    Name:  Tricia A. Summers
                                    Title: Member


                                 FERRER FREEMAN & COMPANY, LLC

                                 By:  /s/ Tricia A. Summers
                                    -------------------------------------
                                    Name:  Tricia A. Summers
                                    Title: Member